UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Roku, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

77543R102

(CUSIP Number)

March 19, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77543R102

1.	Names of Reporting Persons. Fox Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 6,022,258
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 6,022,258
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,022,258
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.2 (See Item 4 below)
12.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 1 amends, in its entirety, the statement on Schedule 13G originally filed on December 7, 2018 by Twenty-First Century Fox, Inc. (“21CF”), the former parent of Fox Corporation (the “Reporting Person”). On March 1, 2019, 21CF contributed the shares of Class B common stock of Roku, Inc. (the “Issuer”) described herein to its wholly owned subsidiary, Fox Corporation, the Reporting Person. Promptly after the transfer of the Issuer’s shares to the Reporting Person, on March 19, 2019, 21CF distributed all of the outstanding shares of the Reporting Person’s common stock to 21CF stockholders (other than stockholders that were subsidiaries of 21CF), resulting in the Reporting Person becoming the sole beneficial owner of the shares being reported herein.

Item 1.

(a)	Name of Issuer:

Roku, Inc.

(b)	Address of Issuer’s Principal Executive Offices

150 Winchester Circle, Los Gatos, California 95032.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Fox Corporation.

(b)	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is 1211 Avenue of the Americas, New York, New York 10036.

(c)	Citizenship

The Reporting Person is a Delaware corporation.

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value

(e)	CUSIP Number

77543R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 6,022,258

(b)	Percent of class:7.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,022,258

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 6,022,258

(iv)	Shared power to dispose or to direct the disposition of: -0-

The shares of Class A common stock of the Issuer reported as being beneficially owned by the Reporting Person are included in this Schedule 13G because the Reporting Person is deemed to beneficially own such shares as a result of ownership of 6,022,258 shares of Class B common stock of the Issuer, which shares are convertible into shares of Class A common stock at the election of the holder at an exchange rate of 1:1. The percentage of class is calculated based on 78,138,197 shares of the Issuer’s Class A common stock outstanding as of January 31, 2019 as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2019, plus the 6,022,258 shares of Class A common stock into which the shares of Class B common stock owned by the Reporting Person are convertible.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2019

FOX CORPORATION

By:	/s/ Steven Tomsic
Name:	Steven Tomsic
Title:	Chief Financial Officer